Filed by Weyerhaeuser Company

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

The following announcement was posted on the employee intranet site of Weyerhaeuser Company on November 4, 2013:

WRECO to combine with TRI Pointe

Deal creates market-leading homebuilder; WY to focus on forest products businesses

Weyerhaeuser has announced an agreement to combine our homebuilding business, Weyerhaeuser Real Estate Company, with TRI Pointe Homes. The transaction is expected to close in the second quarter of 2014 and will affect about 700 employees.

The transaction will be structured as a tax-free distribution for our shareholders, commonly referred to as a Reverse Morris Trust. Upon closing, Weyerhaeuser shareholders will receive approximately 80.5 percent of the combined company with TRI Pointe shareholders owning the balance. Weyerhaeuser will also receive approximately $700 million in cash. The transaction is valued at approximately $2.7 billion, based on TRI Pointe’s Nov. 1 closing stock price.

“After thorough review of the options, our board of directors determined that combining WRECO with TRI Pointe Homes creates the greatest value for our shareholders and is the best path forward for our homebuilding businesses and employees,” says Doyle Simons, president and chief executive officer. “We have great respect for TRI Pointe’s proven management team and are fully confident in their ability to ensure WRECO achieves its full potential. I know our WRECO employees will play a big role in the future success of the new TRI Pointe. From here, we will focus relentlessly on driving performance in our timberlands, wood products and cellulose fibers businesses to deliver value to our customers and shareholders.”

In a letter to employees, WRECO president Peter Orser said they should feel proud of the enthusiasm they created in the marketplace for what WRECO has to offer: “It was an extremely competitive process because bidders saw what we already know — this company has always been an outstanding performer — a great culture energized by great people who love what they do and do it so very well,” he said. “Thank you for delivering on what is shaping up to be a fantastic year. Thank you for your patience and continued support as we realign ourselves into a pure homebuilder where our future couldn’t be brighter.”

TRI Pointe Homes designs, builds and sells homes in major metropolitan areas located throughout Southern and Northern California and Colorado.

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The following message was distributed to certain employees of Weyerhaeuser Company on November 4, 2013:

As you will soon read for yourselves, Weyerhaeuser has agreed that WRECO will combine with TRI Pointe homes, creating a strong standalone homebuilder with substantial opportunities for long-term growth. TRI Pointe is well positioned in both Northern and Southern California markets with a growing presence in the Denver area. While small, they have consistently punched well above their weight. The three leaders — Doug Bauer, Tom Mitchell and Mike Grubbs — have all worked together for 25 years at William Lyon Homes and five years ago they knew their passion for the businesses could fuel a startup-literally from their garage. This began their journey to a successful IPO in January this year. TRI Pointe also benefits from its strong relationship with Barry Sternlicht of Starwood Capital, who serves as chairman of the board. The potential of both entities, TRI- Point and WRECO, working together as one will fuel further progress on that same journey as we all work to take advantage of the current housing market upswing.

As you might imagine, I have had several meetings with the TRI Pointe team and I’m impressed first, with their love of homebuilding, and second, with their common sense approach to being the best homebuilder. Frankly, I am thrilled by the outcome and can say without reservation that each of you can look forward to being in an environment where every day everybody on the team thinks about homebuilding and how we can create a better experience for our customer. Thus far, it’s been gratifying to learn about TRI Pointe’s values, culture and vision for the future. I believe we have much in common, which will enable us to build an even stronger future.

The process has only just begun with the signing of an agreement. There a number of filings and approvals that will be required to complete the merger. It could take anywhere from 4 to 6 months before the transaction closes. In the meantime, we are separate companies and must observe all the normal guidelines relative to conflicts of interest between the companies, while at the same time thinking through how the organization can make the transition efficient and productive.

This transition will certainly create a challenging period for us as we seek to find the best path together. Please remember to think about your own safety and the safety of others around you — at work and at home.

For now, there will be no immediate changes, as I know TRI Pointe is supportive of our brand strategy, local nature and go-to-market mechanics. Of course, together we will be looking for efficiencies in how we do business once the transaction closes — just as we would in conducting our normal business. We will also be looking to learn from each other and add to our already strong commitment to finding “best practices” between each company.

Since June 16th (Fathers day) when I wrote you last about the announcement to review our strategic alternatives, it has been a whirlwind process in the middle of what was a fantastic market. I know I have asked a lot of you during this time and I’m sure there were some tough days, but you should feel very proud of the enthusiasm we created in the marketplace for what we have to offer. It was an extremely competitive process because bidders saw what we already know—this company has always been an outstanding performer —a great culture energized by great people who love what they do and do it so very well.

Thank you for helping us through this process. Thank you for delivering on what is shaping up to be a fantastic year. Thank you for your patience and continued support as we realign ourselves into a pure homebuilder where our future couldn’t be brighter.

/s/ Peter Orser

*****

The following communication was distributed to certain employees of Weyerhaeuser Company on November 4, 2013:

WRECO EMPLOYEE FAQ

1.	What was announced today?

•	Weyerhaeuser announced that it has signed a definitive agreement to combine WRECO with TRI Pointe Homes to create a market-leading homebuilder with substantial opportunities for long-term growth.

•	The combination will result in Weyerhaeuser shareholders receiving approximately 80.5 percent of the combined company, with TRI Pointe shareholders owning the balance.

•	The transaction also includes a cash payment to Weyerhaeuser of approximately $700 million and is valued at approximately $2.7 billion based on TRI Pointe’s Nov. 1 closing stock price

2.	What is TRI Pointe Homes?

•	TRI Pointe is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and, more recently, Colorado.

•	TRI Pointe, which was founded in 2009 by industry veterans Doug Bauer, Tom Mitchell and Michael Grubbs and is chaired by Barry Sternlicht, is headquartered in Irvine, California.

3.	How will this transaction affect WRECO employees?

•	We are excited about the opportunities this transaction will create for WRECO and its employees.

•	This is a powerful combination of two established homebuilders with shared core values of quality, integrity and excellence, which are the driving forces behind our innovative designs and strong customer commitment.

•	WRECO employees will benefit from being part of a strong standalone homebuilder with considerable long-term growth potential.

•	TRI Pointe intends to provide the necessary resources to support the continued growth of each brand.

4.	Why did you decide to combine WRECO with TRI Pointe Homes?

•	After a thorough review of all available strategic alternatives for our homebuilding business, the Weyerhaeuser board of directors determined that combining WRECO with Tri Pointe Homes creates the most value for the company’s shareholders, which includes all of us.

•	We have great respect for TRI Pointe’s proven management team and are confident that, as part of TRI Pointe, WRECO’s multiple brands and operating subsidiaries can achieve their full potential.

•	We expect that WRECO employees will play a big role in the future success of the new TRI Pointe.

5.	What will happen to my compensation and benefits?

•	Until the transaction is complete, all employees will remain with Weyerhaeuser and will continue to receive the same wages and benefits as usual.

•	Details regarding the new company’s compensation and benefits plans will be communicated as they are finalized.

6.	Will there be layoffs or management changes during the transition?

•	Until the transaction closes, WRECO and TRI Pointe will continue to operate separately — it remains business as usual at both organizations.

•	We will work closely with TRI Pointe to make sure that the transition is as seamless as possible.

•	Upon closing of the transaction, we don’t anticipate any immediate changes to the operations of WRECO’s multiple brands and operating subsidiaries.

•	After closing, TRI Pointe intends to provide the necessary resources to support the continued growth of each brand.

7.	Will Weyerhaeuser offer early retirement/severance packages to employees who don’t want to go to the new company?

•	The company will not offer special early retirement packages or severance to employees who decide not to remain with WRECO before or after it combines with TRI Pointe.

•	Base pay, incentive compensation and benefits for 2013 will remain in place as documented.

8.	When is this transaction expected to close? What needs to happen?

•	The transaction is expected to close in the second quarter of 2014, subject to customary closing conditions and including regulatory and TRI Pointe shareholder approvals.

•	TRI Pointe and Weyerhaeuser will continue to operate separately until the transaction closes.

9.	What should employees expect over the coming months?

•	Today’s announcement will have no impact on day-to-day operations.

•	Until the transaction closes, WRECO and TRI Pointe will continue to operate separately, and it remains business as usual at both organizations.

•	Subject to the requisite approvals, we expect to complete the transaction in the second quarter of 2014.

•	We will keep you informed of any developments as we move forward.

10.	What should I say if I’m contacted by media, financial community or other third parties about the transaction?

•	Consistent with company policy, it is important that we speak with one voice on this matter. Please do not speak to media and direct all media inquiries to Anthony Chavez at (253) 924-7148.

•	Refer any other inquiries you receive to your local company president.

Forward-Looking Statements

This communication contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this press release include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this press release that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus. TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”). However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (“SEC”) on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.